FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2005

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with our audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Phyto-Venture, LLC and Phyto-Source LP, or any one of them as the context requires.

OVERVIEW

FORBES MEDI-TECH, INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.  Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

It is well recognized that an elevated level of low density lipoprotein-cholesterol (LDL-C) is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of LDL-C or "bad" cholesterol, can significantly reduce one of the major risks for these diseases.  The two major approaches to lowering LDL-C are therapeutic lifestyle changes (TLC) and drug therapy.  We have developed products for both these approaches, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, either alone or in combination with a statin.  In addition, we have developed Reducol™ and other value-added sterols as cholesterol-lowering food and dietary supplement ingredients or "nutraceuticals", which we believe are continuing to gain popularity as part of the lifestyle changes approach to lowering of LDL-C.

Pharmaceuticals – Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which completed a Phase II clinical trial in Europe in 2004. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, we have recently commenced a U.S. Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a more focused dosage range.  Fifteen U.S. sites have been selected and are identifying eligible subjects and dosing the patients per the protocol.  The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C.  The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

The multicenter U.S. Phase II trial with 150 male and female mild to moderate hypercholesterolemic subjects is randomized, double-blind and placebo-controlled. Subjects will be eligible if they have a LDL-C of 130-210 mg/dL and a triglyceride (TG) of <300 mg/dL.  After the run-in period, patients fulfilling the inclusion criteria will be randomized for the double-blind period. Randomization will be equal across three groups with approximately 50 subjects in each group.

In addition to the effects on LDL-C, the effects of FM-VP4 on total cholesterol (TC), high density lipoprotein-cholesterol (HDL-C), HDL: LDL ratio, TG, and C-reactive protein (CRP) will be evaluated in this trial.  The safety and tolerability of FM-VP4 will be assessed by physical examinations, laboratory measurements and the evaluation of any adverse events.

Research and preclinical work continues to progress on our FM-VPx Library of Compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.

Life Style Changes Approach-Nutraceuticals – An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of food products known as nutraceuticals. This category includes functional foods, which are conventional food containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. A second niche within the nutraceuticals category is dietary supplements, healthful products derived from natural food sources and delivered in a medicinal form.

To address these market opportunities, we have developed Reducol™ as a branded, non-Genetically Modified Organism (“non-GMO”), clinically proven ingredient that helps lower LDL-C safely and naturally. It is a unique blend of naturally occurring compounds found in plants known as phytosterols. A proven solution for cholesterol management, Reducol™ can be added to foods or dietary supplements.  We are also developing other value-added sterol products.

In 2001, we originally co-founded Phyto-Source LP, a 50-50 manufacturing joint venture, with Chusei (U.S.A.) Inc. (“Chusei”) to create a supply source for Reducol™.  In doing so, we jointly established the world’s largest non-GMO wood sterol manufacturing facility for an initial cash contribution of US$8.1 million.  In addition to producing Reducol™ for our account, the Phyto-Source joint venture also produced Phyto-S-Sterols for sale to multiple customers.

Since we co-founded Phyto-Source LP, alternative supply sources for sterols have developed, and in March 2006, we sold our interest in Phyto-Source LP for US$25 million to Chusei Oil Co. Ltd., the parent company of Chusei.  (See also “Subsequent Events” below.)

Following the sale, Phyto-Source is continuing to manufacture Reducol™ solely for our account, and to manufacture and sell Phyto-S-Sterols to multiple customers, including to us as a base ingredient for our other value-added sterols.  In connection with the sale transaction, we entered into a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.

In December 2005, we announced the launch of Reducol™-containing products in the United Kingdom by Tesco Stores Ltd (“Tesco”), the UK’s largest retailer.  Since the announcement, Tesco has begun selling a margarine spread, yogurt, yogurt drink and milk drink incorporating Reducol™ marketed under the Tesco private label brand.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.  Sterols are still under regulatory review in Australia and New Zealand.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

2005 Milestones and Outlook

Pharmaceuticals

In June 2005, we announced the completion of the 90 day preclinical toxicity study for our cholesterol reducing drug candidate, FM-VP4.

In August 2005, we announced that we had submitted an Investigational New Drug (“IND”) application with the FDA to initiate a U.S. Phase II clinical trial for our cholesterol-lowering drug, FM-VP4.  The application provided the FDA with clinical and preclinical safety and manufacturing data in support of clinical evaluation of FM-VP4 in humans.

In October 2005, we announced that the FDA had informed us that we could proceed with our Phase II clinical trial of our cholesterol-lowering drug, FM-VP4, as set forth in the IND, and in November 2005, we initiated the trial.

In December 2005, we announced that we had started dosing subjects in a U.S. Phase II trial for our cholesterol-lowering drug, FM-VP4.

Nutraceuticals

In March 2005, we announced that we received an opinion of substantial equivalence from European regulatory authorities allowing us to market Reducol™ in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification followed the November 2004 approval for the use of Reducol™ in milk-based drinks.

In May 2005, we announced that the Kesko Group of Finland had launched a range of yoghurts incorporating Reducol™.

In December 2005, we announced that our cholesterol-lowering ingredient, Reducol™ has been launched in the UK.  The initial products carrying Reducol™ are to be sold through the UK's largest retailer, Tesco, under their own private label.

Private Placement Financing

In October 2005, the Board of Directors approved a resolution designating 6,000 of our 50,000,000 authorized preferred shares with no par value as Series B Convertible Preferred Shares.

On October 26, 2005, we announced the completion of a US$6.0 million private placement (Cdn$7.0 million, before financing costs of $0.8 million), based on then current exchange rates) resulting in the issuance of Series B Convertible Preferred Shares with 1,818,182 warrants attached. The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time we have the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.  Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  We also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.

Revenue Outlook

The majority of our fiscal 2005 revenue was attributable to our share of revenue realized by Phyto-Source, LP, our former 50-50 manufacturing joint venture. With the recent sale of our interest in Phyto-Source, LP, our 2006 revenue guidance reflects this change in ownership and the discontinuance of non-branded sterol sales.

We are forecasting growth in Reducol™ sales and other value added products for 2006 with anticipated revenue of $6.0 – $6.5 million, compared to the approximate $3.9 million in 2005, up to a 67% increase. Including anticipated licensing and interest income, the total revenue guidance for 2006 is $7 – $7.5 million. The anticipated growth in revenue is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets.

SUBSEQUENT EVENTS

Since the end of the last financial year, we have announced the launch of Reducol™-containing products in the United Kingdom by Tesco, the UK’s largest retailer. Since the announcement, Tesco has begun selling a margarine spread, yogurt, yogurt drink and milk drink incorporating Reducol™ marketed under the Tesco private label brand.

In February 2006, we announced that we had extended our supply and licensing contract with Pharmavite LLC, until mid 2007, for the continued sale of Reducol™, for inclusion in one of Pharmavite's leading dietary supplements, Nature Made®  CholestOff®.

In March 2006, we sold our interest in Phyto-Source LP, our 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei (U.S.A.) Inc.  In connection with the sale, we signed a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year. As part of the sale transaction, Phyto-Source paid us the outstanding US$1 million of our original US$4 million loan, and all guarantees provided by Forbes USA to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged. We have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years.  We expect U.S. income taxes to be payable in connection with the sale of our interest in Phyto-Source. See also “Lifestyle Changes Approach – Nutraceuticals” above.

The following table summarizes the results of operations and selected financial information for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 for results relating to our proportionate share of Phyto-Source LP operations and related tax impact, as reported in the accounts of Forbes Medi-Tech (USA) Inc., on the reported income.

Summary: (millions of $ except per share values)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Revenues	$ 16.5	$ 14.6	$ 10.5
Cost of goods sold and operating expenses	(10.0)	(8.8)	(7.1)
Amortization and depreciation	(1.6)	(1.5)	(1.9)
Income taxes	(2.4)	(0.9)	–
Net earnings	$ 2.5	$ 3.4	$ 1.5

ASSETS:
Current assets	$ 4.4	$ 4.4	$ 2.3
Property plant and equipment	11.8	12.5	11.5
Intangibles and other assets	3.7	4.4	5.1
Total assets	$ 19.9	$ 21.3	$ 18.9

LIABILITIES:
Current liabilities	$ 2.5	$ 1.1	$ 1.3
Term loan and line of credit	0.3	1.5	1.6
Capital lease obligations	0.4	0.6	–
Total liabilities	$ 3.2	$ 3.2	$ 2.9

BASIS OF PRESENTATION

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and our 50% joint venture interests in Phyto-Venture LLC (“Phyto-Venture”) and Phyto-Source LP (“Phyto-Source”).  We account for our interests in Phyto-Venture and Phyto-Source using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.  During 2005, Forbes Medi-Tech Capital Inc., an inactive subsidiary, was wound up.

RESULTS OF OPERATIONS

Selected Annual Information

The following table summarizes our results of operations and selected financial information for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.

Summary: (millions of $ except per share values and number of shares)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Revenues	$ 21.0	$ 17.6	$ 14.3
Expenses	(31.4)	(24.7)	(18.6)
Other income	–	–	2.2
Income taxes	(2.4)	(0.9)	–
Net loss	($ 12.8)	($ 8.0)	($ 2.1)

Net loss per common share	($0.38)	($0.25)	($0.09)
Weighted average number of shares	34,057,703	31,945,477	24,449,696

Total assets	$ 36.0	$ 38.6	$ 28.4
Total long-term liabilities	$2.1	$1.5	$2.0
Liability component of preferred shares	$ 2.3	–	–

Accumulated deficit	($ 78.7)	($ 65.9)	($ 57.9)

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We expect to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, administration and other expenses.

REVENUES

Summary: (millions of $ except per share values)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Phytosterol sales	$ 20.3	$ 17.0	$ 13.9
Licensing	0.2	0.2	0.2
Phytosterol revenues	20.5	17.2	14.1
Interest and other	0.5	0.4	0.2
Total revenues	$ 21.0	$ 17.6	$ 14.3

Fiscal 2005 compared to Fiscal 2004

Total revenues, including interest income, for the fiscal year ended December 31, 2005 were $21.0 million compared with $17.6 million for the fiscal year ended December 31, 2004, an increase of 19%.  This increase was due to increases in both sales of Reducol™ by Forbes and sales by Phyto-Source of Phyto-S-Sterols.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2005 totaled $20.5 million compared with $17.2 million for the year ended December 31, 2004.  Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Phytosterol sales for fiscal 2005 were $20.3 million compared with $17.0 million for fiscal 2004.  In the year ended December 31, 2005, the bulk of our revenues were earned from sales to three main customers.

The Company is in negotiation with potential customers internationally to expand its customer base.

Fiscal 2004 compared to Fiscal 2003

Total revenues, including interest income, for the fiscal year ended December 31, 2004 were $17.6 million compared with $14.3 million for the fiscal year ended December 31, 2003, an increase of 23%.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2004 totaled $17.2 million compared with $14.1 million for the year ended December 31, 2003.

Phytosterol sales for fiscal 2004 were $17.0 million compared with $13.9 million for fiscal 2003.  In the year ended December 31, 2004, the bulk of our revenues were earned from sales to three main customers. (2003 - two customers)

OPERATING EXPENSES

Summary: (millions of $ except per share values)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Cost of sales, marketing & product development	$ 11.8	$ 9.4	$ 8.2
Research and development	10.3	4.7	2.1
General and administrative	5.7	6.2	4.9
Stock-based compensation	1.8	2.8	1.5
Depreciation/amortization	1.8	1.6	2.0
Total operating expenses	$ 31.4	$ 24.7	$ 18.7

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2005 totaled $11.8 million on phytosterol revenues of $20.5 million, or 57% of phytosterol revenues, for the year ended December 31, 2004 - $9.4 million on phytosterol revenues of $17.2 million or 55% of phytosterol revenues and for the year ended December 31, 2003 - $8.2 million on phytosterol revenues of $14.1 million or 58% of phytosterol revenues.  The increase from fiscal 2004 to fiscal 2005 in the Cost of Sales as a percentage of revenue is primarily attributable to increases in product development expenses.  The decrease in Cost of Sales as a percentage of phytosterol revenue from fiscal 2003 to fiscal 2004 resulted primarily from improvements in production efficiencies at Phyto-Source.

Cost of Sales as a percentage of phytosterol revenue has historically varied due to a number of factors, including changes in production efficiencies, phytosterol product mix and marketing and product development efforts.  With the sale of our interest in Phyto-Source in March 2006, production efficiencies will no longer have a direct impact on cost of sales, however, an added factor impacting such costs in 2006 and beyond will be pricing of sterol supplies purchased from Phyto-Source and other suppliers.

In 2004, the capacity at the Phyto-Source joint venture manufacturing facility underwent expansion from 1,000 mt to 1,500 mt in annual production of phytosterol products for commercial sale.

Research and development   Our research and development (“R&D”) expenses for the year ended December 31, 2005, totaled $10.3 million compared with $4.7 million for the year ended December 31, 2004 and $2.1 million for the year ended December 31, 2003.

The increase in R&D expenditures in fiscal 2005 over 2004 is mainly due to the Phase II clinical work on FM-VP4, including the 90 day toxicity study as well as the commencement of our U.S. Phase II clinical trial.

The increase in R&D expenditures in fiscal 2004 over 2003 was mainly a result of our decision to focus our core R&D on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  A major part of R&D expenditures in 2004 was in the area of pre-clinical and clinical development, including the European Phase II trial of FM-VP4.  Also contributing to the increase in expenditures were increased fees for consulting work pertaining to planning the U.S. Phase II trial.

For the year ended December 31, 2005, $7.4 million (2004 - $2.9 million, 2003 - $1.2 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on continuing the development of our Library of Compounds were $0.8 million in fiscal 2005 (2004 - $0.3 million, 2003 - $0.2 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.7 million in the year ended December 31, 2005 (2004 - $0.5 million, 2003- $0.3 million).

Patent and regulatory related costs were $1.3 million in fiscal 2005 (2004 - $0.9 million, 2003 - $0.8 million). The increase in 2005 was related to work in the nutraceutical area in connection with the launch by Tesco of products containing Reducol™.

Included as a reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec.

R&D expenditures are expected to continue to increase in 2006 as our U.S. Phase II clinical trial of FM-VP4 continues, our Library of Compounds is further explored, and we continue to develop additional product formulations for Reducol™ and other value-added sterols.  Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

The sale of our interest in Phyto-Source in March 2006 will not have any direct effect on our future R&D expenditures.

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2005 totaled $5.7 million, compared with $6.2 million in fiscal year 2004 and with $4.9 million in fiscal year 2003.  By type of costs incurred, G&A for 2005 consists of professional services - $1.4 million (2004 - $2.1 million, 2003 - $1.3 million), salaries and benefits - $1.7 million (2004 - $1.2 million, 2003 - $1.1 million); travel - $0.4 million (2004 - $0.3 million, 2003 - $0.2 million); occupancy costs - $0.2 million (2004 - $0.2 million, 2003 - $0.2 million); and operations - $1.8 million (2004 - $2.0 million, 2003 - $1.6 million).  In addition, for the year ended December 31, 2005, we recorded a foreign exchange loss of $0.2 million (2004 - $0.4 million, 2003 - $0.4 million).

Related party transactions Included in fiscal 2004 professional services are payments for the termination of a consulting contract resulting in an early payout of $630 thousand, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which the Company paid consulting fees of $75 thousand, in the period ending May 26, 2004, the date of Mr. Esmail’s resignation as a director ($192 thousand for the year ended December 31, 2003). Included in professional services for the year ended December 31, 2005 were payments for legal services of $246 thousand, made to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (May 26, 2004 [date of appointment] to December 31, 2004 - $129 thousand). In the year ended December 31, 2004, the Company paid $12 thousand to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, the former Corporate Secretary of the Company, is a partner ($24 thousand for the year ended December 31, 2003).  Also in the year ended December 31, 2005, the Company paid to Nitin Kaushal, a director of the Company, $6 thousand ($14 thousand for the year ended December 31, 2004) ($6 thousand for the year ended December 31, 2003), in consulting fees for accounting-related services. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Stock-based compensation Stock-based compensation expense totaled $1.8 million for the year ended December 31, 2005 compared with $2.8 million for 2004 and with $1.5 million for 2003.  Of the $1.8 million of stock-based compensation expense, $1.8 million (2004 - $1.9 million, 2003 - $1.0 million) relates to employee and an insignificant amount (2004 - $0.9 million, 2003 - $0.5 million) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Depreciation and amortization (“Amortization”)  Amortization expense relates primarily to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. Amortization for the year ended December 31, 2005 totaled $1.8 million compared with $1.6 million for 2004 and with $2.0 million for 2003.  The increase in amortization relates mainly to the full year of Amortization on the Phyto-Source assets acquired in 2004 for the plant expansion.  For the year ended December 31, 2005, of the total $1.8 million (2004 - $1.6 million) of Amortization, $1.1million (2004 - $1.0 million, 2003 - $0.8 million) pertains to depreciation of assets and $0.7 million (2004 - $0.6 million, 2003 - $1.2 million) pertains to amortization of our technology licenses.  Our technology is being amortized over ten years. (see “Subsequent Events” above.)

As part of its contribution to the Phyto-Source joint venture, Chusei assigned to Phyto-Source a supply agreement with a certain customer.  Our proportionate share in the amount of $1.53 million was fully amortized by December 31, 2003.

INCOME TAXES

The income tax expense of $2.4 million recorded for the year ended December 31, 2005 (2004 - $0.9 million, 2003 - $nil) relates to estimated current and future income taxes on the operating income earned from our United States Phyto-Source joint venture operations. The current year expense consists of current income tax expense of $1.6 million and $0.8 million of future income tax expense. In 2004, the expense related to current income tax expense. No benefit has been recorded for operating losses and temporary differences arising in the current period or prior year by our Canadian operations since the utilization of these amounts is not considered to be more likely than not.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$3.6	$6.0	$6.7	$4.7	$5.7	$5.4	$3.2	$3.3
Net loss	($4.2)	($2.9)	($3.2)	($2.5)	($2.2)	($1.7)	($2.4)	($1.7)
Net loss per share, basic and fully diluted	($0.13)	($0.09)	($0.09)	($0.07)	($0.06)	($0.05)	($0.08)	($0.06)

Revenues over the most recent eight quarters include primarily the revenues from sales of the Company’s nutraceutical products, Reducol™ and Phyto-S-Sterols.

Net loss over the most recent eight quarters has been affected largely by the following significant events.

Q2/2004 – As stated under “General and Administrative” above, included in general and administrative expenses for this quarter was a payment of $630 thousand in respect of the termination of a consulting contract.

R&D expenditures have been on the increase as we continue to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds.  For the eight quarters outlined above, the R&D expenditures included are as follows: Q1/2004 - $0.9 million; Q2/2004 - $0.8 million, Q3/2004 - $1.3 million, Q4/2004 - $1.7 million, Q1/2005 - $2.0 million, Q2/2005 - $3.3 million, Q3/2005 - $2.4 million, Q4/2005 - $2.5 million.

Included in net loss are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows; Q1/2004 - $1.0 million; Q2/2004 - $1.2 million, Q3/2004 - $0.6 million, Q4/2004 - $0.0 million, Q1/2005 - $0.5 million Q2/2005 - $0.6 million, Q3/2005 - $0.3 million, Q4/2005 - $0.4 million.  The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Income tax expense relates to estimated current and future income tax expense on the net operating income earned from our United States Phyto-Source joint venture operations.  The following income tax expenses are included as follow Q3/2004 - $0.3 million, Q4/2004 - $0.6 million, Q1/2005 - $0.5 million, Q2/2005- $0.7 million, Q3/2005 - $0.3 million, Q4/2005 - $0.9 million.

Loan commitments, capital lease and guarantees

In January 2001, we entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under the Agreements, we contributed, through Forbes USA, US$7.1 million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital.  In addition, we loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3.5 million.

In August 2003, we were repaid US$3.0 million of our original US $4.0 million loan to Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  In February 2006, the balance of US$1.0 million was repaid.  The Amegy Bank has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed at the time by Phyto-Source's joint venture partners, Forbes USA and Chusei.  The guarantee of Forbes USA has since been released in connection with the sale of our interest in Phyto-Source (See “Subsequent Events”, above).

In December 2003, we announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes.  A portion of new equipment cost was financed by the Amegy Bank by way of a capital equipment lease, which was guaranteed by the joint venture partners, Forbes USA and Chusei.  The 60-month lease term began in the third quarter of 2004 at a fixed interest rate of 7.96%.  As at December 31, 2005, a balance of US$0.8 million (our 50% joint venture interest – US$0.4 million, Cdn$0.47 million) remained outstanding on the capital lease obligation, US$0.2 million (our 50% joint venture interest – US$0.1 million, Cdn$0.12 million) of which is classified as short term and the balance, long-term.

As at December 31, 2005, a balance of US$0.5 million (our 50% joint venture interest – US$0.25 million, Cdn$0.29 million) remained outstanding on the Phyto-Source term loan with the Amegy Bank.  At December 31, 2005, no funds were outstanding under the revolving line of credit.  The line of credit bears interest at a floating rate of prime less 0.5% calculated daily, and unless extended, any balance outstanding is repayable in full on July 31, 2006.

Subsequent to December 31, 2005, we sold our interest in the Phyto-Source joint venture.  From and after the closing date of the sale in March, 2006, we will no longer have any interest in any Phyto-Source obligations, including the Amegy Bank and capital lease obligations referred to above.  As at the closing date, our guarantees of such obligations were released and our agreement to subordinate amounts owing to us by Phyto-Source was terminated (See “Subsequent Events”, above).

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (2005, 2004 and 2003) and, to a lesser extent, license revenues and government grants.

Our net cash and short-term investments as of December 31, 2005 totaled $10.5 million, compared with $15.2 million as at December 31, 2004.  We had working capital of $12.8 million at December 31, 2005 (2004 – working capital $15.1 million).  The decrease in cash and working capital in 2005 was mainly due to increased R&D expenditures offset by the proceeds of a US$6.0 million (Cdn $ 7.0) million financing.

Cash used in operating activities was $9.4 million in fiscal 2005, compared to $4.5 million in fiscal 2004 and $4.7 million in fiscal 2003.  Net changes in non-cash operating items used cash of $0.9 million in 2005 compared with $0.8 million of cash used in the year 2004 and with $3.8 million of cash used in the year 2003.  Net cash used in operations for 2005 was primarily a result of the net loss adjusted for non-cash expenses and increases in non-cash operating assets and decreases in non-cash liabilities.  Inventories, a non-cash asset, have increased in anticipation of future product launches of functional foods containing Reducol™.  Prepaid expenditures and deposits have increased due to the U.S. Phase II clinical trial of FM-VP4 and the amount recognized as a prepayment of profit attributable to the proportionate accounting treatment of the inventory purchased from the joint venture.  This amount of $1.5 million will be recognized for accounting purposes when the inventories are sold, or upon completion of the sale of our interest in the Phyto-Source joint venture.  Accounts receivable balances at December 31, 2005 decreased over the December 31, 2004 balances as a result of lower sales in November and December 2005 compared to the corresponding months in the prior year.

Investing activities generated net cash of $5.6 million in 2005, used net cash of $4.9 million in 2004 compared with net cash provided of $1.9 million in 2003.  Cash provided in 2005, resulted primarily from $6.0 million transferred from short-term investments offset by expenditures of $0.6 million, which was used in the acquisition of capital assets, primarily at the Phyto-Source manufacturing facility.  Cash used in 2004 was primarily used in the acquisition of capital assets at the Phyto-Source manufacturing facility and the acquisition of short-term-investments, offset by the final receipt of proceeds from the divestiture of the AD/ADD technology.  Cash provided in 2003 related mainly to the partial loan re-payment from Phyto-Source and the initial proceeds from the divestiture of the AD/ADD technology.  This cash influx was offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source plant.  In August 2003, Phyto-Source repaid US$3.0 million of the original US$4.0 million loan made to the joint venture in 2001.

At December 31, 2005, Phyto-Source owed Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA had agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.  As a condition of the sale of our interest in the Phyto-Source joint venture, the US$1.0 million was repaid to us in February 2006 (See “Subsequent Events”, above).

In fiscal 2005, financing activities provided $5.1 million of cash compared with $14.1 million in 2004 and $6.9 million in 2003.  In November 2005, we completed a private placement, which contributed US$6.0 million (Cdn$7.0 million, before $0.8 million of share issue costs).  Funds used in financing activities were primarily used for repayment of loans and capital leases by Phyto-Source. In fiscal 2004, financing activities consisted primarily of a private placement financing completed in January of 2004 in the amount of US$10.7 million (Cdn$12.9 million, net).  In fiscal 2003, financing activities included a private placement financing completed in September of 2003 in the amount of US$4.8 million (Cdn$6.6 million, net) and Phyto-Source securing a US$3.0 million loan (our 50% joint venture interest – US$1.5 million, Cdn$2.0 million) with the Amegy Bank.

After taking into consideration the proceeds of sale of our interest in Phyto-Source in March, 2006, our planned research and development expenditures in both the pharmaceutical and nutraceutical areas and assuming we do not incur any unanticipated expenses, we consider that our working capital will be sufficient to finance operations through fiscal 2007. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

FINANCIAL INSTRUMENTS

In November 2005, we completed a Private Placement raising US$6.0 million (Cdn$7.0 million, before financing costs of Cdn$0.8 million) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument is that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument is that of a financial liability.  For accounting purposes, these shares are considered to have both a debt and equity component.  The equity component of $2.5 million is recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2.3 million is recorded as a liability.  The carrying value of the liability portion is being accreted to its retraction value of $4.1 million, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion is charged to the statement of operations as interest expense.  Of the total financing costs of $1.2 million, $0.8 million was charged to shareholders equity and $0.4 million was capitalized as capitalized financing fees in intangible and other assets and is amortized over a period from the date of issuance to its maturity date under the effective yield method and charged to the statement of operations as financing fees.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt which includes demand and term loans and notes payable, approximate fair value due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they are not publicly traded or quoted and an active and liquid market does not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

CONTRACTUAL OBLIGATIONS

The following table sets out our known contractual obligations as specified in the table as of December 31, 2005, our latest fiscal year-end balance sheet.

As at December 31, 2005 (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Demand loans (i)	$0.3	$0.3	–	–	–
Capital Leases (ii)	0.4	0.1	$0.2	$0.1	–
Operating lease obligations (iii)	0.2	0.1	0.1	–	–
Operating lease obligations (iv)	1.4	0.3	0.6	0.5	–
Research and development contracts (v)	2.7	2.6	0.1	–	–
Total	$5.0	$3.4	$1.0	$0.6	–

(i)

Our 50% joint venture interest in Phyto-Source term loan and revolving line of credit (See “Loan Commitments, Capital Lease and Guarantees”, above) (See “Subsequent Events”, above)

(ii)

Our 50% joint venture interest in Phyto-Source capital leases (See “Loan Commitments, Capital Lease and Guarantees”, above) (See “Subsequent Events”, above)

(iii)

Our 50% joint venture interest in Phyto-Source operating leases of postage meter, forklifts and railcars (See “Subsequent Events”, above)

(iv)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter

(v)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

In 2005, we entered into an agreement with a Contract Research Organization, to conduct a U.S. based Phase II human trial on our cholesterol-lowering drug, FM-VP4.  The contract is for US $2.9 million (Cdn$3.4 million), which includes contracted third party payments, and is expected to be fully completed by the fourth quarter 2006.

We have no material off-balance sheet arrangements.  We have no material trading activities involving non-exchange traded contracts accounted for at fair value.  We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 19 to the consolidated financial statements for the year ended December 31, 2005.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made.  Actual results could differ from our estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2005 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of our significant accounting policies.

Research and Development  All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless we believe a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 10 (g) of the consolidated financial statements.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 10(i) of the consolidated financial statements).

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Effective January 1, 2002, we adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income taxes: Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of March 29, 2006 was 37,526,534 and has increased by 3,403,939 from December 31, 2005 as a result of the issuing of 10,000 shares on the exercise of options, and on the issue of 3,393,939 common shares on the conversion of 5,600 Series B Convertible Preferred shares. The number of Series B Convertible Preferred shares outstanding as at March 29, 2006 was 400 and has decreased by 5,600 from December 31, 2005 as a result of the conversion of 5,600 Series B Convertible Preferred shares into 3,393,939 common shares. The balance of the Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 242,424 common shares, at a rate of US$1.65 per common share, subject to adjustment.  The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price. The number of options outstanding under our 2000 Stock Option Plan as of March 29, 2006 was 4,725,708 and has decreased by 167,000 since December 31, 2005 due to the granting of an additional 45,000 options less the exercise of 10,000 options, the expiry of 122,500 options and the cancellation of 79,500 options.  These options entitle the holders to purchase a total of 4,725,708 common shares at varying prices.

In addition, we have 4,398,935 warrants outstanding of which 636,927 entitle the holders to purchase up to 636,927 common shares at a price of US$1.85 per share (expiring on September 4, 2006), 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007) and 2,072,727 entitle the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

DISCLOSURE CONTROL REVIEW

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the 12 month period ended December 31, 2005 and have concluded that such disclosure controls and procedures are effective as of the end of such period.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “forecasting”, “vision”, “to develop”, “plans”, “anticipate”, “objective”, “expected”, “expects”, “potential”, “continues” “revenue guidance”, “next”, “intend”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  As at December 31, 2005, we had a cumulative deficit of $78.7 million.  We will be expending substantial funds in 2006 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities through fiscal 2007. We may need to obtain additional financing prior to that time.  We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

•

Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2006 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature.  Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached (such as ReducolTM), may not achieve profitable sales levels, for a number of reasons such as:

▪

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

▪

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products

▪

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

▪

unacceptability of the products in the market place

▪

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

▪

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

▪

the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials.  In particular, the U.S. Phase II clinical trial of FM-VP4 currently underway may not be completed as planned and may not achieve anticipated results.

•

Competition  We have a number of competitors, some of whom are better able commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Strategic Relationships and Supply Sources  We are dependent upon  strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers.  The breakdown of these relationships may negatively affect our future revenues and business.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

•

The Company has a History of Losses   For the fiscal year ended December 31, 2005 we reported a net loss of $12.8 million and an accumulated deficit of $78.7 million.  We anticipate that we will continue to incur significant losses during fiscal 2006 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to expand our sales of ReducolTM and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our Annual Information Form and our annual reports/annual information forms on Form 40-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

March 29, 2006

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2005, 2004 and 2003

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The management of Forbes Medi-Tech, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The audit committee reported its findings to the Board of Directors, which has approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

“Charles A Butt”

“David Goold”

CHARLES A. BUTT

DAVID GOOLD, CA

President and Chief Executive Officer

Chief Financial Officer

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech, Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, CanadaF

March 10, 2006, except for note 20 which is as of March 14, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$ 10,489	$ 9,229
Short-term investments	-	6,018
Accounts receivable (note 3)	1,667	3,530
Inventories (note 4)	3,347	708
Prepaid expenses and deposits	2,771	192
	18,274	19,677

Property, plant and equipment (note 5)	12,356	12,989
Intangible and other assets (note 7)	5,345	5,923

	$ 35,975	$ 38,589

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	5,035	2,855
Deferred revenues	-	344
Current portion of long-term debt (note 9)	409	1,405
	5,444	4,604
Long-term liabilities:
Long-term debt (note 9)	330	763
Tenure allowance (note 11(a))	927	765
Future income tax liability (note 17(b))	851	-
	7,552	6,132

Liability component of preferred shares (note 10(d))	2,341	-

Shareholders' equity:
Share capital (note 10(c))	94,790	94,223
Contributed surplus (note 10(b))	7,554	4,171
Equity component of preferred shares (note 10(d))	2,481	-
Deficit	(78,743)	(65,937)
	26,082	32,457

	$ 35,975	$ 38,589

Nature of operations (note 1)
Commitments and contractual obligations (notes 6, 11 and 18)
Related party transactions (notes 6 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Don Buxton”	Director	“Nitin Kaushal”	Director
DON BUXTON		NITIN KAUSHAL

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Revenue:
Sales	$ 20,374	$ 17,046	$ 13,909
Licensing	153	151	208
Phytosterol revenues	20,527	17,197	14,117
Interest and other	479	374	150
	21,006	17,571	14,267

Expenses:
Cost of sales, marketing and product development	11,802	9,340	8,199
Research and development	10,242	4,676	2,070
General and administrative	5,738	6,195	4,892
Depreciation and amortization	1,800	1,635	2,044
Stock-based compensation (note 10(i))	1,776	2,838	1,459
	31,358	24,684	18,664

Gain on divestiture of technology	-	-	(2,247)

Loss for the year before taxes	(10,352)	(7,113)	(2,150)

Income taxes (note 17(a))
Current income taxes	1,606	901	-
Future income taxes	848	-	-
	2,454	901	-

Loss for year	(12,806)	(8,014)	(2,150)

Deficit, beginning of year	(65,937)	(57,923)	(55,773)

Deficit, end of year	$ (78,743)	$ (65,937)	$ (57,923)

Basic and diluted loss per share (note 12)	$ (0.38)	$ (0.25)	$ (0.09)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash provided by (used in):
Operations:
Loss for the year	$ (12,806)	$ (8,014)	$ (2,150)
Adjustment to reconcile loss for the year to cash flow used in operations:
Depreciation and amortization	1,800	1,635	2,044
Future income taxes	851	-	-
Amortization of deferred license revenues	(151)	(151)	(141)
Amortization of capitalized financing fees	17	-	-
Gain on divestiture of technology	-	-	(2,247)
Loss (gain) on disposal of fixed assets	(15)	4	(38)
Accretion of interest	74	-	-
Write-down of leaseholds and assets	-	-	29
Stock-based compensation	1,776	2,838	1,459
License fee paid in shares	-	49	-
Foreign exchange translation	(4)	(22)	131
	(8,458)	(3,661)	(913)
Net change in non-cash operating items (note 13)	(945)	(840)	(3,820)
	(9,403)	(4,501)	(4,733)
Investments:
Acquisition of property, plant and equipment	(648)	(1,445)	(1,087)
Acquisition of intangible and other assets	-	-	(49)
Acquisition of license	(11)	-	-
Collection of loan receivable from Phyto-Source LP	-	-	2,369
Proceeds on disposal of fixed assets	187	48	763
Proceeds on divestiture of technology	-	1,230	1,189
Short-term investments	6,018	(4,733)	(1,285)
	5,546	(4,900)	1,900
Financing:
Issuance of common shares	301	1,473	7,779
Issuance of preferred shares, net of share issue costs	6,221	12,910	-
Issuance of special warrants	-	-	(887)
Repayment of notes payable	(66)	(150)	(1,151)
Repayment of capital lease obligations	(135)	(70)	-
Increase in term loan	-	-	2,078
Repayment of term loan	(602)	(647)	(887)
Increase in line of credit	-	602	-
Repayment of line of credit	(602)	-	-
	5,117	14,118	6,932
Increase in cash and cash equivalents	1,260	4,717	4,099
Cash and cash equivalents, beginning of year	9,229	4,512	413
Cash and cash equivalents, end of year	$ 10,489	$ 9,229	$ 4,512

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  The Company has operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

As the Company is continuing to develop its pharmaceutical library of novel compounds and is planning to conduct further clinical trials on its pharmaceutical compound FM-VP4, future losses are anticipated and additional financing will be required.  The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

2.

Significant accounting policies:

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.  During the year, Forbes Medi-Tech Capital Inc., an inactive subsidiary was wound up.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(c)

Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers’ acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value.  The carrying value of the short-term investments approximates their market value.

(d)

Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost.

(e)

Property, plant and equipment and intangible assets:

Property, plant and equipment are stated at cost.  Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.  Plant and equipment are depreciated for financial reporting purposes principally using the straight-line method over the estimated useful lives of assets as follows:  buildings and infrastructure, 20 years; production and office equipment, 5-15 years; computer equipment, 3-5 years and leasehold improvements, lease term.  On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

(f)

Stock-based compensation plan:

The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.  Stock-based compensation expense is recorded for stock options issued to employees and non-employees using the fair value method with a corresponding increase in contributed surplus.  Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Under the fair value based method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.  The fair value of employee stock options are valued at the grant date and amortized over the vesting period.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(g)

Research and development:

All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets certain criteria for deferral and amortization.  No development costs have been deferred to date.

(h)

Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(i)

Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company’s products, costs related to the manufacturing development and upscaling of the Company’s product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

(j)

Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received.  During the year ended December 31, 2005, the Company received $101 (2004 – $45) of government assistance which has been offset against research and development expense.

(k)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2. Significant accounting policies (continued):

(l)

Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar.  The Company’s foreign subsidiaries are integrated foreign operations which monetary assets and liabilities denominated in US dollars are translated into Canadian dollars at the rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

(m)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(n)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 11(c)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(o)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt which includes demand and term loans and notes payable, approximate fair value due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they are not publicly traded or quoted and an active and liquid market does not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(p)

Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  As the Company has incurred a loss for each period presented, all stock options and warrants are anti-dilutive and have been excluded from the weighted average shares outstanding.

(q)

Deferred share issue costs:

Share issue costs associated with the liability component of the redeemable Convertible Preferred Shares are recorded at cost, and are deferred and amortized on the effective interest rate method over a period beginning from the date of issuance to the redemption date. Upon conversion of the preferred shares into common shares, any unamortized balance will be charged to share capital.  Share issuance costs incurred in connection with the issuance of the share capital are deferred and netted against the proceeds when the related shares are issued.

(r)

Accretion in carrying value in preferred shares:

The carrying value of the liability component of the redeemable Convertible Preferred Shares are accreted to the estimated redemption value using the effective yield method through charges to income over the period up to the redemption date.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

3.

Accounts receivable:

	2005	2004

Trade receivables	$1,365	$3,415
Note receivable (note 6(b))	123	-
Other sales taxes recoverable	176	71
Interest and other receivables	3	44

	$1,667	$3,530

4.

Inventories:

	2005	2004

Raw materials and supplies	$1,749	$241
Finished goods	1,598	467

	$3,347	$708

5.

Property, plant and equipment:

2005	Cost	Accumulated amortization	Net book value

Land	$77	$-	$77
Building and infrastructure	1,858	(110)	1,748
Leasehold improvements	207	(44)	163
Production equipment	12,593	(2,550)	10,043
Office equipment	228	(55)	173
Computer equipment	243	(91)	152

	$15,206	$(2,850)	$12,356

2004	Cost	Accumulated amortization	Net book value

Land	$77	$-	$77
Building and infrastructure	1,927	(68)	1,859
Leasehold improvements	148	(97)	51
Production equipment	12,739	(1,971)	10,768
Office equipment	208	(103)	105
Computer equipment and software	351	(222)	129

	$15,450	$(2,461)	$12,989

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

6.

Joint ventures:

(a)

In January 2001, the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. ("Chusei USA”) to form Phyto-Source LP (“Phyto-Source”), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital.  In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3,500.

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) (formerly known as Southwest Bank of Texas) by way of a US$3,000, three-year term loan.  Amegy Bank also set up a US$1,500 revolving line of credit for Phyto-Source.  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Amegy aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source.  The guarantee is for the entire term of the borrowing under the arrangements.  In addition, Forbes USA and Chusei USA have jointly and severally guaranteed Phyto-Source’s obligations under the capital equipment lease obtained by Phyto-Source from Amegy Bank (see note 9).  The 60-month lease term began in August 2004.  If Phyto-Source defaults on any or all of these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantees.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at December 31, 2005, is US$1,260, (Cdn$1,469) comprised of the principal amount then owed under the term loan (US$500, (Cdn$583)), the capital lease liability (US$760, (Cdn$886)), plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

6.

Joint ventures (continued):

Condensed balance sheets, statements of operations and cash flows reflecting the Company’s proportionate interests in joint venture operations:

	2005	2004

Assets
Current assets	$4,374	$4,438
Property, plant and equipment	11,835	12,452
Intangible and other assets	3,722	4,405

	$19,931	$21,295

Liabilities
Current liabilities	$2,455	$1,148
Term loan and line of credit	291	1,522
Capital lease obligations	443	579

	$3,189	$3,249

	2005	2004	2003

Earnings
Revenue	$16,506	$14,577	$10,523
Expenses	11,569	10,228	9,011

Net earnings	$4,937	$4,349	$1,512

	2005	2004	2003

Cash Flow
Operating activities	$8,432	$4,030	$2,163
Financing activities	(207)	587	(1,063)
Investing activities	(339)	(1,162)	(1,036)
Distributions to partners	(7,396)	(2,821)	-

Increase in cash flow	$490	$634	$64

(b)

As a result of the formation of the Phyto-Source joint venture, in August 2002, the Amqui pilot facility was sold to a third party for a total of $1,631.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.  As at December 31, 2005, a total amount of $493 (short-term $123; long-term $370) (December 31, 2004 – $672 (short-term $nil; long-term $672)) remains outstanding.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

7. Intangible and other assets:

2005	Cost	Accumulated amortization	Net book value

Technology	$6,655	$(2,933)	$3,722
Other	46	(27)	19
	6,701	(2,960)	3,741

Long-term receivable (note 7(a))			583
Note receivable, long-term portion (note 6(b))			370
Tenure allowance			268
Capitalized financing fees			383

			$5,345

2004	Cost	Accumulated amortization	Net book value

Technology	$6,655	$(2,251)	$4404
Other	35	(18)	17
	6,690	(2,269)	4,421

Long-term receivable (note 7(a))			602
Note receivable, long-term portion (note 6(b))			672
Tenure allowance			228

			$5,923

(a)

The long-term receivable represents the long-term balance of US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$583) (2004 – US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$602)) of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements (see note 6(a)).  Interest is charged on the loan equal to prime rates.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

8.

Accounts payable and accrued liabilities:

	2005	2004

Trade payables	$3,812	$1,922
Other payables	1,223	933

	$5,035	$2,855

9.

Long-term debt:

	2005	2004

Phyto-Source term loan	$291	$903
Phyto-Source line of credit	-	602
Phyto-Source capital lease obligations	443	579
Promissory note	-	66
Other	5	18
	739	2,168

Current portion	409	1,405

	$330	$763

In August 2003, Amegy Bank advanced loan proceeds to Phyto-Source under a US$3,000, three-year term loan at a fixed interest rate of 6%.  Amegy Bank also established a US$1,500 revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA (see note 6(a)).  As at December 31, 2005 a balance of US$500 (Company’s 50% joint venture interest – US$250, Cdn$291) remains outstanding on the Phyto-Source term loan with the Amegy Bank, all of which is classified as short term.  In addition, the balances drawn on revolving line of credit have been repaid during the year, and as at December 31, 2005, $nil is outstanding.  The line of credit bears interest at a floating rate of prime minus 0.5%, calculated daily, and unless extended, any balance drawn on the facility, is repayable in full on July 31, 2006.

In December 2003, the Company announced the expansion of the Phyto-Source joint venture manufacturing facility.  A portion of new equipment cost has been financed by the Amegy Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei USA.  The 60-month lease term began in August 2004 at a fixed interest rate of 7.96%.  As at December 31, 2005, a balance of US$760 (Company’s 50% joint venture interest – US$380, Cdn$443) remains outstanding on the capital lease obligation, and US$194 (Company’s 50% joint venture interest – US$97, Cdn$113) is classified as short term and the balance, long-term.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2004, leaving 4,625,000 available to be issued.  Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and as of December 31, 2005, remain unconverted (see note 20(b)).

(b)

Contributed surplus relating to:

	2005	2004	2003

Surplus relating to stock compensation, warrants and options associated with common shares (note 10(c))	$ 5,681	$ 4,171	$ 1,567
Surplus relating to warrants associated with the Series B Convertible Preferred Shares (note 10(d))	1,873	―	―
Total contributed surplus	$ 7,554	$ 4,171	$ 1,567

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(c)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2002	21,550,050	$ 71,472	$ 414

Issued during the year for cash upon:
Private placement	3,238,634	6,604	―
Share issue costs	―	(545)	―
Exercise of stock options	583,000	730	―
Exercise of warrants	4,677	4	―
Exercise of special warrants	1,575,000	887	―
Exercise of broker’s warrants	150,000	97	―
Employee stock based compensation expense	―	―	1,090
Non-employee stock based compensation expense	―	―	369
Transfer from contributed surplus for options exercised:
Employee stock-options	―	265	(265)
Non-employee stock-options	―	41	(41)
Issuance of shares pursuant to licensing agreement	2,650	2	―
Balance, December 31, 2003	27,104,011	$ 79,557	$ 1,567

Issued during the year for cash upon:
Fair value of broker’s warrants	―	(495)	495
Exercise of stock options	731,625	1,330	―
Exercise of warrants for cash proceeds	69,912	143	―
Exercise of warrants on a cashless basis	605,497	235	(235)
Employee stock based compensation expense	―	―	1,953
Non-employee stock based compensation expense	―	―	885
Transfer from contributed surplus for options exercised:
Employee stock-options	―	404	(404)
Non-employee stock options	―	90	(90)
Conversion of Series A Preferred Shares	5,375,000	12,910	―
Issuance of shares pursuant to licensing agreement	22,350	49	―
Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

Issued during the year for cash upon:
Exercise of stock options	214,200	301	―
Employee stock based compensation expense	―	―	1,767
Non-employee stock based compensation expense	―	―	9
Transfer from contributed surplus for options exercised:
Employee stock-options	―	252	(252)
Non-employee stock-options	―	14	(14)
Balance, December 31, 2005	34,122,595	$ 94,790	$ 5,681

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(d)

Series B Convertible Preferred Shares issued and allotted:

	Number of Preferred Shares	Liability Component (‘000’s Cdn$)	Equity Component (‘000’s Cdn$)	Contributed Surplus (‘000’s Cdn$)

Balance, January 1, 2005	―	$ ―	$ ―	$ ―

Issued for cash	6,000	2,267	3,011	1,744

Share issue costs	―	―	(343)	(200)
Broker warrants	―	―	(187)	(109)
Fair value of broker warrants	―	―	―	438
Accretion of interest	―	74	―	―
Balance, December 31, 2005	6,000	$ 2,341	$ 2,481	$ 1,873

In November 2005, the Company completed a Private Placement raising US$6,000 (Cdn$7,022, before financing costs of Cdn$801) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument is that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument is that of a financial liability.  For accounting purposes, these shares are considered to have both a debt and equity component.  The equity component of $2,481 is recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2,341 is recorded as a liability.  The carrying value of the liability portion is being accreted to its retraction value of $4,064, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion is charged to the statement of operations as interest expense.  Of the total financing costs of $1,238, $839 was charged to shareholders equity and $399 was capitalized as capitalized financing fees in intangible and other assets and is amortized over a period from the date of issuance to its maturity date under the effective yield method and charged to the statement of operations as financing fees.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(e)

Other private placements:

On January 6, 2004, the Company raised US$10,750 (Cdn$13,747 before financing costs of Cdn$837) by way of a Private Placement, resulting in the issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13,747 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached (note 10(f)).  Each Series A Convertible Preferred Share was convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  On April 22, 2004, all 5,375,000 outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.

(f)

Share purchase warrants:

As part of a September 2003 Private Placement, approximately 1.2 million warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  As at December 31, 2005, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $119 resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at December 31, 2005, 231,074 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of  $3 resulting in the issuance of 1,000 common shares.  A balance of 614,543 warrants and 22,384 brokers’ warrants remain outstanding as at December 31, 2005 and expire on September 4, 2006.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at December 31, 2005, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at December 31, 2005 and expire on January 6, 2007.

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at December 31, 2005 and expire on October 26, 2010.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(g)

Option Plan:

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.  At the Company’s 2004 Annual General Meeting on May 26, 2004, shareholders approved an amendment to the Company’s 2000 Stock Option Plan increasing the number of shares reserved under it to 6,000,000, including 1,453,375 common shares to replace common shares previously issued under the Plan.  Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors.  Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest on a semi-annual basis over a two-year period.  Options granted to directors vest as of the grant date.  The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years.  No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(h)

Outstanding Options:

Company's Stock Option Plan as at and changes for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	4,290,975	$ 2.45	3,647,100	$ 2.15	3,642,850	$ 3.19
Granted	1,421,500	2.35	2,725,000	3.22	1,469,100	1.75
Exercised	(214,200)	1.40	(731,625)	1.82	(583,000)	1.25
Forfeited	(605,567)	2.88	(1,349,500)	3.54	(881,850)	6.38
Outstanding, end of year	4,892,708	$ 2.42	4,290,975	$ 2.45	3,647,100	$ 2.15

Stock options outstanding as at December 31, 2005:

	Options outstanding			Options exercisable
Range of Exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number Exercisable at December 31, 2005	Weighted Average exercise price
$0.55 - $0.95	247,250	1.59	$ 0.82	247,250	$ 0.82
$1.20 - $2.20	1,725,875	3.73	1.93	909,375	1.76
$2.23 - $3.17	2,560,083	2.67	2.71	1,941,125	2.67
$3.45 - $3.69	319,500	1.96	3.65	270,250	3.64
$4.10 - $4.90	40,000	2.58	4.50	40,000	4.50

	4,892,708	2.94	$ 2.42	3,408,000	$ 2.39

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(i)

Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2005, 2004 and 2003 is summarized below:

	2005	2004	2003

Employee stock-based compensation expense	$1,767	$1,953	$1,090
Non-employee stock-based compensation expense	9	885	369

	$1,776	$2,838	$1,459

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Expected dividend yield	0%	0%	0%
Expected volatility	96%	112%	146%
Risk-free interest rate	3.5%	3.1%	3.0%
Expected lives	2 years	2 years	2-5 years

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Expected dividend yield	0%	0%	0%
Expected volatility	102%	105%	146%
Risk-free interest rate	3.7%	3.3%	3.0%
Expected lives	4 years	4 years	2-5 years

(j)

Shareholder rights plan:

The Company has adopted a shareholder rights plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held.  If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan.  Each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

11.

Commitments, contractual obligations and contingencies:

(a)

Tenure allowance:

In January of 1999, the shareholders approved agreements with three key executive officers ("Executives") that provided for tenure allowances for services provided to the Company.  The agreements entitled each Executive to receive an allowance provided the Executive had continued to provide his service to the Company to specified qualification dates, which ranged from March 1, 2002 to January 1, 2005.  By 2002, two of these executives had resigned from the Company prior to the date that the tenure allowance would have vested.  In 2004, the third Executive resigned, however he had reached his qualification date and has qualified for his tenure allowance.  The Company recorded the cost of this allowance over the term from the date of shareholders' approval to the applicable qualification date.

The Company is obligated to pay $65 per annum for 25 years beginning March 1, 2008.  As the tenure allowance has not been fully funded, the interest accretion expense on the allowance for the year ended December 31, 2005 is $164 (2004 – $31).  The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

(b)

Research agreements:

As at December 31, 2005, the Company had unrecorded future funding commitments under various research agreements totaling $2,642 (2004 – $1,130).  These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

(c)

University of British Columbia:

By agreements with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione (“AD”) and Androstadienedione (“ADD”).  Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and agreed to issue up to an additional 50,000 shares after the sale of any products derived from these technologies.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5%.

(d)

Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee.  The Company analyzed the legal proceeding and allegations of this claim.  The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

12.

Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 34,057,703 (2004 – 31,945,477, 2003 – 24,449,696).

13.  Net change in non-cash operating items:

	2005	2004	2003

Accounts receivable	$ 1,863	$ (1,446)	$ 759
Inventories	(2,639)	(200)	443
Prepaid expenses and deposits	(2,579)	134	211
Accounts payable and accrued liabilities	2,180	522	(2,634)
Deferred revenues	(193)	193	442
	-	-	(3,155)
Increase (decrease) in tenure allowance	122	(11)	114
Other	301	(32)	―

	$ (945)	$ (840)	$ (3,820)

14.

Supplementary information:

	2005	2004	2003

Supplementary cash flow information:
Interest paid	$ 90	$ 147	$ 257
Income taxes paid/(recovered)	1,180	27	(3)
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	―	12,415	―
Acquisition of assets under capital lease	―	630	―
Fair value assigned to brokers’ warrants	438	495	―
Transfer from contributed surplus for brokers’ warrants exercised	―	235	―
Transfer from contributed surplus for options exercised	266	494	―

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

15.

Related party transactions:

During the years ended December 31, 2005, 2004 and 2003, the Company paid or accrued to companies controlled by directors or officers:

	2005	2004	2003

Legal fees and share issue costs	$ 246	$ 141	$ 31
Consulting	6	719	198
	$ 252	$ 860	$ 229

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses and in intangible and other assets.

16.

Concentration of sales and segmented disclosure:

For the year ended December 31, 2005, a majority of the Company’s revenue was generated from three customers (year ended December 31, 2004 – three customers).  Customer A accounted for 40% (2004 – 42%), Customer B accounted for 30% (2004 – 21%) and Customer C accounted for 16% (2004 – 14%) of revenue.  97% of sales are recorded in the USA and the balance in Europe.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

Except for the investment in PhytoSource joint venture as of December 31, 2005, 2004 and 2003, all of the Company’s long-lived assets are located in Canada.

17.

Income taxes:

(a)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense using a 34.85% (2004 – 35.6%, 2003 – 37.75%) statutory rate is:

	2005	2004	2003

Income tax (recovery) at statutory rates	$ (3,608)	$ (2,532)	$ (812)
Expenses not deductible for tax purposes	789	1,212	906
Change in valuation allowance	4,522	2,454	779
Unrecognized benefit of share issue costs	(152)	(254)	(284)
Tax rate differences	737	(46)	(201)
Non-taxable portion of capital gain	―	―	(445)
Other	166	67	57

Income tax expense	$ 2,454	$ 901	$ ―

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

17. Income taxes (continued):

(b)

The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

	2005	2004
Future tax assets:

Non-capital loss carry-forwards	$12,134	$8,174
Research and development expenditures deferred for income tax purposes	11,752	11,686
Excess of property, plant and equipment and intangible asset values over tax values	768	748
Share issue costs	328	355
Other	226	272
Total gross future tax assets	25,208	21,235

Valuation allowance	(25,208)	(20,686)

Total future tax assets	$-	$549

Future tax liabilities:

Deficiency of property, plant and equipment and intangible asset values over tax values	(851)	(549)

Net future tax liabilities	$(851)	$-

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2005, the Company has scientific research and experimental development expenditures in the amount of $35,476 (2004 – $34,286) available for carry-forward indefinitely to reduce future Canadian taxable income.  The Company also has approximately $7,754 (2004 – $7,407) of unclaimed investment tax credits available to reduce future Canadian income taxes otherwise payable.  The Company also has non-capital losses in the amount of $35,607 (2004 – $23,025) available to offset future Canadian taxable income.  The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment tax credits	Non-capital losses

2006	$ 34	$ 2,172
2007	130	149
2008	265	10,148
2009	990	3,134
2010	1,872	1,522
2011	2,627	7,247
2012	425	11,235
2013	350	―
2014	503	―
2015	558	―
	$ 7,754	$ 35,607

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

17. Income taxes (continued):

(b)

The tax effects of temporary differences (continued):

The future tax benefits of these expenditures and non-capital losses have been offset by a valuation allowance.  The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year they are used.

Realization of the certain future income tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future income tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

18. Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2006	$385
2007	358
2008	316
2009	283
2010	277
2011 and thereafter	5

$1,624

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19.

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.  Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)

Stock-based compensation:

Under United States GAAP, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense under the Company’s stock option plan is recorded on the date of grant only if the market value of the underlying stock at the date of grant exceeds the exercise price.  No compensation expense was required to be recognized under United States GAAP for employees.  There is no significant difference between United States GAAP and Canadian GAAP for awards provided to non-employees.

(b)

Joint ventures:

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to the proportionate consolidation method.  However, reconciliation of this difference may and has been omitted in accordance with SEC rules and regulations.

The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition.

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Phyto-Source, are disclosed in note 6(a).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(c)

Convertible preferred shares:

Under U.S. GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the fair value of warrants issued and the intrinsic value of beneficial conversion feature.  The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period and is charged to the statement of operations.

Under Canadian GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the warrants issued and the conversion feature based on the fair values.  The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period.  On the date of conversion of debt to equity, the carrying value of debt is reclassified to equity with no additional interest accretion.

(d)

Share issuance costs:

Under U.S. GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period.  Under Canadian GAAP, the share issuance costs pertaining to the beneficial conversion feature are charged to equity.

(e)

Impact of differences:

(i)

Consolidated statement of operations and deficit:

	2005	2004	2003

Net loss in accordance with Canadian GAAP	$(12,806)	$(8,014)	$(2,150)
Difference in employee stock based compensation (note (a))	1,767	1,953	1,090
Difference in interest accretion and amortization of capitalized financing fee (notes (c) and (d))	(23)	-	-

Net loss and comprehensive loss in accordance with United States GAAP	(11,062)	(6,061)	(1,060)
Deficit, beginning of year, United States GAAP	(64,291)	(58,230)	(57,170)

Deficit, end of year, United States GAAP	$(75,353)	$(64,291)	$(58,230)

Weighted average number of shares outstanding	34,057,703	31,945,477	24,449,969

Basic and diluted loss per share	$(0.32)	$(0.19)	$(0.04)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(ii)

Consolidated balance sheet:

	2005		2004
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$ 18,274	$ 18,274	$ 19,677	$ 19,677
Capital assets	12,356	12,356	12,989	12,989

Intangible and other assets	5,345	5,855	5,923	5,923

Current and Long-term liabilities	7,552	7,552	6,132	6,132
Liability component of Preferred Shares	2,341	2,268	-	-

Shareholders’ equity:
Common Shares	94,790	93,827	94,223	93,512
Contributed Surplus	7,554	5,710	4,171	3,236
Equity component of Preferred Shares	2,481	2,481	-
Deficit	(78,743)	(75,353)	(65,937)	(64,291)

(f)

Pro forma stock compensation disclosures:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations (APB 25), in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2005, 2004 and 2003 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003

Expected dividend yield	0%	0%	0%
Expected stock price volatility	96%	112%	146%
Risk-free interest rate	3.5%	3.1%	3.0%
Term of options	2 years	2 years	2-5 years

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(f)

Pro forma stock compensation disclosures (continued):

The weighted average fair value of the options granted in the year ended December 31, 2005 was $1.20 (December 31, 2004 – $1.72; December 31, 2003 – $1.52).  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net loss and loss per share under United States GAAP would have been as follows:

	2005	2004	2003

Net loss in accordance with United States GAAP, as reported	$(11,062)	$(6,061)	$(1,060)
Add: Employee stock-based compensation expense/ (recovery), as reported	-	-	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(1,767)	(1,953)	(1,138)

Pro forma net loss	$(12,829)	$(8,014)	$(2,198)

Pro forma – basic and net loss per share	$(0.38)	$(0.25)	$(0.09)

(g)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)

Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(ii)

Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2005:

Year ending December 31
2006	$691
2007	691
2008	691
2009	691
2010	691
Thereafter	61

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(g)

 Other disclosures (continued):

(iii)

Other disclosure items:

	December 21, 2005	December 21, 2004	December 21, 2003

Depreciation	$1,109	$975	$825
Amortization	691	660	1,219

Operating lease expense	352	298	432

(iv)

Allowance for doubtful accounts:

The Company does not have any allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003.

(h)

Recent accounting pronouncements:

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”, which required that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials be recognized as current-period charges and required that allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities.  This statement is effective for inventory costs incurred in the fiscal years beginning after June 15, 2005.  FAS 151 is not expected to impact the Company’s consolidated financial statements.

In December 2004, the FASB issued FAS No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS 123, “Accounting for Stock-Based Compensation”.  FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition.  Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”.  FAS 123R is scheduled to be effective beginning fiscal 2006 for the Company.  On August 31, 2005, the FASB issued FSP FAS 123R-1 to defer the requirement that a freestanding financial instrument originally subject to FAS 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity.  On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in FAS 123R.  The Company is currently assessing the impact of FAS 123R and related FSPs on its consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, “ Exchanges of Non-monetary Assets – an Amendment of APB Opinion No. 29” (“SFAS No. 153”), that amends APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB No. 29”).  The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.”  Previously, APB No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued Financial Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset retirement Obligations – an interpretation of FASB Statement No.143” to require recognition of a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.  The Interpretation provides guidance on whether the fair value is reasonably estimable.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  The Company is currently assessing the impact of FIN 47 on its consolidated financial statements.

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FAS Statement No. 3”.  FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”.  Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change.  FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate.  The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect FAS 154 to have a material impact on the Company’s consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

20.

Subsequent events:

(a)

Sale of interest in joint venture:

Subsequent to the year end, the Company received a formal offer and sold to Chusei Oil Co., Ltd. its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source, for US$25,000 (approximately Cdn$28,700).  As part of the transaction, Forbes has agreed not to compete with Phyto-Source in the manufacturing of wood sterols for 5 years.  Concurrently with the sale of its interest in Phyto-Source, Forbes was repaid the remaining US$1,000 of its original US$4,000 loan, and all guarantees provided by Forbes USA to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease were discharged.

At December 31, 2005, discussions regarding the above noted transactions were underway, though no agreement was reached and Board approval was not obtained until February 2006.

Condensed balance sheets and statements of operations and cash flow, as at December 31, 2005, of the Phyto-Source joint venture, representing the assets (with the exception of capitalized Technology with a net book value of $ 1,788 being retained by the Company), liabilities and operations being disposed of, are included in note 6(a).

(b)

Series B Convertible Preferred Share conversions:

Subsequent to December 31, 2005, certain Series B Convertible Preferred Share holders exercised their conversion rights and 5,450 Series B Convertible Preferred Shares have been converted resulting in the issue of 3,303,030 common shares. The remaining outstanding balances of 550 Series B Convertible Preferred Shares are convertible at any time, without further consideration, into 333,333 common shares.